Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Hynix Purchases Fifth Fab-Wide License Of Triant’s ModelWare

VANCOUVER, CANADA — JUNE 24, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF), which delivers advanced process control (APC) solutions to the semiconductor industry, today reported that Hynix Semiconductor Inc., one of the world’s leading manufacturers of memory chips, has purchased its fifth fab-wide license of ModelWare, Triant’s advanced fault detection solution, for its R&D wafer fabrication plant (fab) in Icheon, South Korea. This follows the purchase of two fab-wide licenses of ModelWare in 2003 and two fab-wide licenses of ModelWare in the first half of 2004, which includes the recent announcement by the Company of its sale of a fab-wide license of ModelWare for Hynix’s first 300mm fab. Hynix uses ModelWare to monitor the health of the complex equipment used in the manufacturing process for semiconductors.

“We are very pleased that Hynix continues to expand its deployment of ModelWare, which now include its fifth fab-wide license”, stated Robert Heath, Triant’s CEO. "APC solutions are now considered essential for those companies that wish to remain leaders in semiconductor manufacturing. Hynix, being a world-class manufacturer of semiconductor devices, understands the competitive advantage APC solutions can provide.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

About Hynix Semiconductor Inc.

Hynix Semiconductor Inc. designs, manufactures and sells semiconductor products to a wide range of established, international customers. Hynix is one of the world’s largest manufacturers of Dynamic Random Access Memory chips, or DRAMs, the most widely utilized type of memory semiconductor, with a worldwide market share of 16.6% in 2003 as measured by units. In addition to DRAMs, Hynix designs, develops and manufactures other types of memory semiconductors such as Static Random Access Memory chips (“SRAMs”) and Flash memory chips. Hynix also engages in the design and manufacture of System Integrated Circuits (“System ICs”) including Application-Specific Solution Products (“ASSPs”), which are semiconductor circuits designed to implement a specific application function and foundry services, which involve the provision of wafer fabrication services to semiconductor suppliers and system companies using their proprietary designs.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.